SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 13, 2004

                                   --------------


                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)

                                   --------------



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X   Form 40-F __
                                      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes ____   No X
                                              ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ____   No X
                                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                         Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 13, 2004, announcing that
           STMicroelectronics N.V. will release earnings after 5:00 p.m. U.S. Eastern Time / 11:00 p.m. Central European Time (CET), on July 21, 2004.



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Geneva - July 13, 2004 - STMicroelectronics (NYSE: STM) announced that it will release earnings after 5:00 p.m. U.S. Eastern Time / 11:00 p.m. Central European Time (CET), on July 21, 2004.

The press release will be available immediately on the Company's website at www.st.com.

The management of STMicroelectronics will conduct a conference call on July 22, 2004 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the second quarter of 2004.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until July 30, 2004.


About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company's net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.





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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      STMicroelectronics N.V.


Date:    July 13, 2004                       By:  /s/ PASQUALE PISTORIO
                                                 ------------------------------
                                             Name:    Pasquale Pistorio
                                             Title:   President and Chief
                                                      Executive Officer

Enclosure: A press release dated July 13, 2004, announcing that STMicroelectronics N.V. will release earnings after 5:00 p.m. U.S. Eastern Time / 11:00 p.m. Central European Time (CET), on July 21, 2004.